SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

SVLSF IV, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1	Name of reporting person SVLSF IV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,455,017
	8	Shared voting power - 0 -
	9	Sole dispositive power 1,455,017
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 1,455,017
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.24%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 34,298,236 shares of Common Stock of Issuer as of May 1, 2015.

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,455,017
	8	Shared voting power - 0 -
	9	Sole dispositive power 1,455,017
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 1,455,017
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.24%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,455,017
	8	Shared voting power - 0 -
	9	Sole dispositive power 1,455,017
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 1,455,017
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.24%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,455,017
	8	Shared voting power - 0 -
	9	Sole dispositive power 1,455,017
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 1,455,017
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.24%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Advisers, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 254,237
	8	Shared voting power - 0 -
	9	Sole dispositive power 254,237
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 254,237
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.74%(1)
14	Type of reporting person OO

CUSIP NO. 683745103

This “exit” Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed by the Reporting Persons (as defined in Item 2(a) below) to disclose certain transactions in the securities of Ophthotech Corporation (the “Issuer”). This Amendment is being filed, among other items, to disclose the disposition of some of the shares of the Issuer’s Common Stock held by the Reporting Persons subsequent to the expiration of a lock-up agreement executed by the Reporting Persons in connection with an underwritten public offering of the Issuer’s Common Stock in which the Reporting Persons participated and which closed on February 18, 2014.

As a result of the transactions disclosed herein, each of the Reporting Persons (defined in Item 2(a) below) beneficially owns less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment No. 5 constitutes the final amendment to the Schedule 13D and an “exit filing” for each Reporting Person.

Item 2(a). Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer beneficially owned by such persons:

(i)	SV Life Sciences Fund IV, L.P. (“SVLS IV LP”) (holding 1,414,847 shares of Common Stock) and SV Life Sciences Fund IV Strategic Partners, L.P. (“Strategic Partners”) (holding 40,170 shares of Common Stock), each a Delaware limited partnership, and SV Life Sciences Advisers, LLC, a Delaware limited liability company (“Advisers”) (holding 254,237 shares of Common Stock), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”);

(ii)	SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and

(iii)	SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP.

Each of SVLS IV LP, Strategic Partners, Advisers, SVLS IV GP and SVLSF IV, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon the total of 34,298,236 shares of Common Stock outstanding as of May 1, 2015 as indicated in the Issuer’s Quarterly Report on Form 10-Q filed May 11, 2015.

The Funds, SVLS IV GP and SVLS IV, LLC may each be deemed to beneficially own, in the aggregate, 1,455,017 shares of Common Stock, constituting approximately 4.24% of the Common Stock outstanding. Advisers may be deemed to beneficially own 254,237 shares of Common Stock, constituting approximately 0.74% of the Common Stock outstanding.

As of the close of business on May 22, 2015, SVLS IV LP owned directly 1,414,847 shares of Common Stock, constituting approximately 4.13% of the Common Stock outstanding.

As of the close of business on May 22, 2015, Strategic Partners owned directly 40,170 shares of Common Stock, constituting approximately 0.11% of the Common Stock outstanding.

As of the close of business on May 22, 2015, Advisers owned directly 254,237 shares of Common Stock, constituting approximately 0.74% of the Common Stock outstanding.

SVLS IV LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the Shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of Shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS IV GP, the general partner of SVLS IV LP and Strategic Partners, may be deemed to beneficially own the Shares held by SVLS IV LP and Strategic Partners. SVLS IV GP disclaims beneficial ownership of Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF IV, LLC, the general partner of SVLS IV GP, may be deemed to beneficially own the Shares held by SVLS IV LP and Strategic Partners. SVLSF IV, LLC disclaims beneficial ownership of Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

Advisers, the management company of the Funds, may be deemed to share voting power and control with the Shares held by each of SVLS IV LP and Strategic Partners. Advisers disclaims beneficial ownership of the Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

(c) On May 14, 2015, SVLS IV LP and Strategic Partners sold 32,853 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.49 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $53.17.

On May 15, 2015, SVLS IV LP and Strategic Partners sold 84,591 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.02 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $52.45.

On May 18, 2015, SVLS IV LP and Strategic Partners sold 35,400 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.08 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $52.49.

On May 19, 2015, SVLS IV LP and Strategic Partners sold 37,912 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.13 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $52.33.

On May 20, 2015, SVLS IV LP and Strategic Partners sold 92,488 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.40 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $53.02.

On May 21, 2015, SVLS IV LP and Strategic Partners sold 8,414 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.09 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $52.56.

On May 22, 2015, SVLS IV LP and Strategic Partners sold 52,231 shares of the Issuer’s Common Stock in a series of same-way open market transactions executed by a broker-dealer at a weighted average price of $52.41 per share. These shares were sold in multiple transactions at prices ranging from $52.00 to $52.69.

The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Advisers, LLC, SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., SV Life Sciences Fund IV (GP), L.P. and SVLSF IV, LLC, dated September 24, 2013 is incorporated by reference from Exhibit 99.1 to Schedule 13D, dated October 4, 2013.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2015

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES ADVISERS, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Chief Financial Officer